390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2010-12

POLYMET ANNOUNCES BOARD REORGANIZATION

Hoyt Lakes, Minnesota, December 31, 2010 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today changes to its Board to take effect today. Mr. William Murray is stepping down as Executive Chairman of the Board, but will continue to serve as an active, non-management director. Separately, Mr. George Molyviatis is resigning from the Board for personal reasons. Mr. Murray was appointed President and CEO in March 2003, and was appointed Executive Chairman in February 2008. Mr. Molyviatis has been an independent director since March 2003.

Messrs. Ian Forrest and Frank Sims will become independent co-Chairmen. Mr. Forrest was independent Chairman of the Company from 2004 to February 2008 and has been the Company's lead independent director since then. He is a businessman with extensive experience in the mining and oil and gas industries, a chartered accountant, and serves as Chair of the Company's Audit committee. Mr. Sims, appointed to the Board in February 2008, recently retired as a Corporate Vice President with Minnesota based Cargill, Incorporated where he was involved with Transportation, Logistics and Risk Management. Mr. Sims is a past Chairman of the Minneapolis Federal Reserve Bank. He serves as Chair of PolyMet's Corporate Governance committee.

Mr. Forrest said, "I would like to thank Willi Murray for his contribution and leadership during the past eight years, a period during which PolyMet has been transformed from an exploration company into an advance-stage development company. During his tenure, PolyMet acquired the Erie Plant, completed the Definitive Feasibility Study, forged the relationship with Glencore, has advanced to the late stages of environmental review, and has built a strong local management team.

"The Company welcomes Mr. Murray's continued advice and guidance as a member of the board as we complete the permitting process and move toward production. I would also like to thank George Molyviatis for his many years of commitment to the project, and regret that personal circumstances require him to step off the Board." Mr. Murray commented, "When Ian Forrest and I negotiated the acquisition of the Erie Plant facilities in 2003, that asset, together with the well defined NorthMet mining project, made PolyMet the most complete project I have encountered. By virtue of having this infrastructure in place we will be able to start this large project with relatively low capital costs compared to our peers. In addition, the team has advanced engineering about as far as it can pending receipt of permits, while minimizing technical risk and incorporating substantial environmental safeguards. None of this could have been achieved without the contributions of a talented and dedicated team of employees, broad community and government support, and the guidance of our board of directors. I look forward to continuing to work with these groups as a director of the Company."

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one and a half million hours of construction labor and create 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.